SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 11 November 2014

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Response to Marcato Announcement

Exhibit No: 99.1

InterContinental Hotels Group PLC ("IHG" or the "Company")

Response to Marcato Capital Management LP ("Marcato") Announcement

The Board of IHG (the "Board") notes the announcement made by Marcato.

IHG maintains an active dialogue with all its shareholders and welcomes the feedback it receives. The Board regularly considers all options for driving shareholder value. IHG met Marcato on 22 September 2014 and 29 October 2014 and reviewed its analysis. Following this review, the Board has concluded that it remains in the best interests of all its shareholders to continue to pursue its current strategy for high quality growth and delivering strong operational and financial performance.

Enquiries
Investor Relations
David Kellett +44 (0) 1895 512176

Media Relations
Yasmin Diamond +44 (0) 1895 512008
Zoë Bird

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of nine hotel brands, including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, EVEN™ Hotels and HUALUXE® Hotels and Resorts.

IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 82 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.

IHG franchises, leases, manages or owns over 4,700 hotels and 697,000 guest rooms in nearly 100 countries, with almost 1,200 hotels in its development pipeline.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg,  www.facebook.com/ihg or www.youtube.com/ihgplc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	11 November 2014